SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2002

REUTERS GROUP PLC
(Translation of registrant's name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2002	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner ————————————

13 February 2002 Sir Christopher Hogg

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

Reuters Group PLC

2)	Name of director

Sir Christopher Anthony Hogg

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Christopher Anthony Hogg

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7)	Number of shares/amount of stock acquired

5,000

8)	Percentage of issued class

Less than 1%

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

Ordinary shares

12)	Price per share

£5.385

13)	Date of transaction

13 February 2002

14)	Date company informed

13 February 2002

15)	Total holding following this notification

37,507

16)	Total percentage holding of issued class following this notification

Less than 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

N/A

24)	Name of contact and telephone number for queries

Ruth Yeoman (020) 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

Ruth Yeoman, Company Secretary UKI Date of Notification. 14 February 2002

13 February 2002 David Grigson

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

Reuters Group PLC

2)	Name of director

David John Grigson

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David John Grigson

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7)	Number of shares/amount of stock acquired

2,765

8)	Percentage of issued class

Less than 1%

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

Ordinary shares

12)	Price per share

£5.38

13)	Date of transaction

13 February 2002

14)	Date company informed

13 February 2002

15)	Total holding following this notification

5,045

16)	Total percentage holding of issued class following this notification

Less than 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

N/A

24)	Name of contact and telephone number for queries

Ruth Yeoman (020) 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

Ruth Yeoman, Company Secretary UKI Date of Notification. 14 February 2002

13 February 2002 Tom Glocer

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

Reuters Group PLC

2)	Name of director

Thomas Henry Glocer

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Thomas Henry Glocer

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7)	Number of shares/amount of stock acquired

1,000

8)	Percentage of issued class

Less than 1%

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

Ordinary shares

12)	Price per share

£5.40

13)	Date of transaction

13 February 2002

14)	Date company informed

13 February 2002

15)	Total holding following this notification

1,000 ordinary and 1911 ADRs

16)	Total percentage holding of issued class following this notification

Less than 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

N/A

24)	Name of contact and telephone number for queries

Ruth Yeoman (020) 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

Ruth Yeoman, Company Secretary UKI Date of Notification. 14 February 2002

13 February 2002 Philip Green

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

Reuters Group PLC

2)	Name of director

Philip Nevill Green

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Philip Nevill Green

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares under deferred bonus plan

7)	Number of shares/amount of stock acquired

15,000

8)	Percentage of issued class

Less than 1%

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

Ordinary shares

12)	Price per share

£Nil

13)	Date of transaction

13 February 2002

14)	Date company informed

13 February 2002

15)	Total holding following this notification

17,000

16)	Total percentage holding of issued class following this notification

Less than 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

N/A

24)	Name of contact and telephone number for queries

Ruth Yeoman (020) 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

Ruth Yeoman, Company Secretary UKI Date of Notification. 14 February 2002

13 February 2002 Tom Glocer

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

Reuters Group PLC

2)	Name of director

Thomas Henry Glocer

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Thomas Henry Glocer

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7)	Number of shares/amount of stock acquired

N/A

8)	Percentage of issued class

N/A

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

N/A

12)	Price per share

N/A

13)	Date of transaction

N/A

14)	Date company informed

N/A

15)	Total holding following this notification

N/A

16)	Total percentage holding of issued class following this notification

N/A If a director has been granted options by the company please complete the following boxes

17)	Date of grant

31/05/00 Deferred Share Bonus Plan

18)	Period during which or date on which exercisable

Due to vest February 2002, further deferred to 15 February 2003

19)	Total amount paid (if any) for grant of the option

£nil

20)	Description of shares or debentures involved: class, number

75,000 ordinary shares

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£nil

22)	Total number of shares or debentures over which options held following this notification

Awards relating to 977,761 ordinary shares

23)	Any additional information

N/A

24)	Name of contact and telephone number for queries

Ruth Yeoman (020) 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

Ruth Yeoman, Company Secretary UKI Date of Notification. 14 February 2002

21 February 2002 Sir Peter Job

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

REUTERS GROUP PLC

2)	Name of director

THOMAS HENRY GLOCER, PHILIP NEVILL GREEN, DAVID JOHN GRIGSON AND GEOFFREY ARTHUR WEETMAN

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

TRANSACTION BY A TRUST IN WHICH THE DIRECTORS HAVE AN INTEREST

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF LONG TERM INCENTIVE PLAN BY FORMER DIRECTOR, SIR PETER JOB, SHARES COMING FROM REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II IN WHICH CURRENT EXECUTIVE DIRECTORS HAVE A BENEFICIAL INTEREST

7)	Number of shares/amount of stock acquired

NIL

8)	Percentage of issued class

N/A

9)	Number of shares/amount of stock disposed

51,423 ORDINARY SHARES TRANSFERRED BY THE REUTERS SHARE OWNERSHIP TRUST II TO SIR PETER JOB ON THE EXERCISE OF A LONG TERM INCENTIVE PLAN AS DESCRIBED IN 6 ABOVE

10)	Percentage of issued class

LESS THAN 1%

11)	Class of security

ORDINARY SHARES

12)	Price per share

N/A

13)	Date of transaction

21 FEBRUARY 2002

14)	Date company informed

21 FEBRUARY 2002

15)	Total holding following this notification

2,380,927 ORDINARY SHARES

16)	Total percentage holding of issued class following this notification

LESS THAN 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

18)	Period during which or date on which exercisable

19)	Total amount paid (if any) for grant of the option

20)	Description of shares or debentures involved: class, number

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information

24)	Name of contact and telephone number for queries

RUTH YEOMAN, COMPANY SECRETARY UKI, TEL: 020 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

RUTH YEOMAN, COMPANY SECRETARY UKI, TEL: 020 7542 3838 Date of Notification 21 FEBRUARY 2002

22 February 2002 Sir Christopher Hogg

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

REUTERS GROUP PLC

2)	Name of director

SIR CHRISTOPHER ANTHONY HOGG

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

SHAREHOLDER NAMED IN 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

SIR CHRISTOPHER ANTHONY HOGG

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES

7)	Number of shares/amount of stock acquired

5,000 ORDINARY

8)	Percentage of issued class

LESS THAN 1%

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

ORDINARY SHARES

12)	Price per share

£5.0970

13)	Date of transaction

22 FEBRUARY 2002

14)	Date company informed

22 FEBRUARY 2002

15)	Total holding following this notification

42,507 (Plus 814 shares non-beneficially owned)

16)	Total percentage holding of issued class following this notification

LESS THAN 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

24)	Name of contact and telephone number for queries

RUTH YEOMAN, COMPANY SECRETARY UKI TEL: 020 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

RUTH YEOMAN, COMPANY SECRETARY UKI Date of Notification 22 FEBRUARY 2002

22 February 2002 Charles Sinclair

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

REUTERS GROUP PLC

2)	Name of director

CHARLES JAMES FRANCIS SINCLAIR

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

SHAREHOLDER NAMED IN 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CHARLES JAMES FRANCIS SINCLAIR

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES

7)	Number of shares/amount of stock acquired

5,000 ORDINARY

8)	Percentage of issued class

LESS THAN 1%

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

ORDINARY SHARES

12)	Price per share

£5.06

13)	Date of transaction

22 FEBRUARY 2002

14)	Date company informed

22 FEBRUARY 2002

15)	Total holding following this notification

19,062

16)	Total percentage holding of issued class following this notification

LESS THAN 1% If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

24)	Name of contact and telephone number for queries

RUTH YEOMAN, COMPANY SECRETARY UKI TEL: 020 7542 3838

25)	Name and signature of authorised company official responsible for making this notification

RUTH YEOMAN, COMPANY SECRETARY UKI Date of Notification 22 FEBRUARY 2002